goodMatch Inc. (dba Grapevine)

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 6480 (6480)	142,647.06
Total Bank Accounts	**$142,647.06**
Total Current Assets	**$142,647.06**
TOTAL ASSETS	**$142,647.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
New York Department of Taxation and Finance Payable	25.00
Total Other Current Liabilities	**$25.00**
Total Current Liabilities	**$25.00**
Long-Term Liabilities	
Loans from Shareholder	53,369.43
Total Long-Term Liabilities	**$53,369.43**
Total Liabilities	**$53,394.43**
Equity	
Investor Equity	140,000.00
Retained Earnings	-10,294.00
Net Income	-40,453.37
Total Equity	**$89,252.63**
TOTAL LIABILITIES AND EQUITY	**$142,647.06**